FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2006

Commission File Number: 333-07654

ENDESA, S.A.
(Translation of Registrant's Name into English)

Ribera del Loira, 60
28042 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	Yes	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	Yes	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	Yes	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

New York, March 13th, 2006.- Endesa (NYSE: ELE) published last Thursday in the main Spanish newspapers the following notice which replicates the Board of Director’s rejection regarding the Gas Natural tender offer:

REPORT ISSUED BY ENDESA S.A.’S BOARD OF DIRECTORS REGARDING TO THE TENDER OFFER BY GAS NATURAL

The members of the Board of Directors of Endesa S.A. (henceforth referred as “Endesa”), present or represented at a meeting held on March 7, 2006, approved by unanimous decision, under article 20 of Royal Decree 1197/1991 dated July 26 regarding tender offer practices, the following report regarding the Tender Offer (henceforth referred as “Offer) by Gas Natural SDG, S.A. (henceforth referred as “Gas Natural”). Items 1 and 2 describe the Board’s position, and the rest, in accordance with the above referred decree, provide detailed information and opinions affecting each member individually.

1. ENDESA’S BOARD OF DIRECTORS OPINION ON GAS NATURAL TENDER OFFER

The Board of Directors strongly recommends that Endesa’s shareholders reject the Gas Natural Offer and do not tender their Endesa Ordinary Shares or Endesa ADSs pursuant to the Gas Natural Offer, for the following reasons:

A. The Offer Price is substantially lower than Endesa’s value under customary valuation criteria and lower still than Endesa’s value in a change-of-control transaction such as the Gas Natural Offer, in which a control premium is normally paid.

B. Endesa on a standalone basis is likely to generate greater value for its shareholders in the short- and long-term than Gas Natural’s offer.

C. Most of the consideration (65.54%) offered by Gas Natural consists of its ordinary shares, whose current trading price overvalues the weak prospects of Gas Natural’s business in the medium- and long-term.

D. The proposed combined group’s performance is likely to reflect substantially lower synergies—and substantially higher negative synergies and integration costs—than are currently estimated by Gas Natural.

E. The asset divestitures resulting from Gas Natural’s agreement with Iberdrola and the conditions imposed on the transaction by the Spanish Council of Ministers would significantly weaken Endesa’s and Gas Natural’s existing businesses while strengthening the proposed combined group’s main competitor, Iberdrola, and creating substantial regulatory risks.

F. Gas Natural’s agreement with Iberdrola does not maximize the value of the assets being sold because it precludes a competitive auction process.

G. The control exercised over Gas Natural by its principal shareholders creates a risk of conduct that may be detrimental to Endesa’s shareholders.

H. The Offer Price is substantially lower than a competing all-cash offer announced by E.ON Zw¨olfte Verwaltungs GmbH (‘‘E.ON’’).

2. REASONS

The principal reasons for the conclusions and recommendation of the Board of Directors set forth above are as follows:

A.
The Offer Price is substantially lower than Endesa’s value under customary valuation criteria and lower still than Endesa’s value in a change-of-control transaction such as the Gas Natural Offer, in which a control premium is normally paid.

•
The closing price of the Endesa Ordinary Shares was Euro 27.45 on March 6, 2006, the day prior to the decision of the Board of Directors to recommend that Endesa’s shareholders reject the Gas Natural Offer, reflecting the market’s understanding of Endesa’s strong fundamentals as well as market trends in the electricity sector.

	•	The closing price of the Endesa Ordinary Shares on March 6, 2006 was 27% higher than the Offer Price.

•
The implied value of the Endesa Ordinary Shares on March 6, 2006 based on the current trading multiples of other Iberian utility companies is 52% higher than the Offer Price. The Offer Price reflects an EV/EBITDA multiple of 8.5 in 2005, compared to an average multiple of 10.5 for Unión Fenosa, Iberdrola and EDP.

•
Endesa’s shareholders are entitled to receive a premium for their Endesa Ordinary Shares in a change-of-control transaction such as the Gas Natural Offer in accordance with market practice. However, the Offer Price does not include any control premium.

B.	Endesa on a standalone basis is likely to generate greater value for its shareholders in the short- and long-term than Gas Natural’s offer.

•
Endesa’s strategic plan sets forth clear, attainable objectives through 2009 based on the company’s strong economic and financial fundamentals, with a focus on returning cash to shareholders, achieving strong organic growth, implementing an efficiency plan and divesting non-strategic assets, which together provide a platform for long-term value creation for shareholders. The company’s key financial targets through 2009 include:

		—	Annual EBITDA growth of 10-11% and annual net income growth above 12%
		—	Estimated savings of Euro 525 million by 2009 resulting from an efficiency plan
		—	The disposal of non-strategic assets in excess of Euro 4 billion
—
Annual dividend growth from ordinary activities of at least 12%, and 100% payout of capital gains from disposals of non-strategic assets, with a commitment to return to shareholders more than Euro 7 billion in dividends in the period from 2005 to 2009

		—	The implementation of a Euro 14.6 billion investment plan during the same period based on organic growth while maintaining a net debt-to-equity leverage ratio below 1.4 (including minority interests)

	•	Endesa’s performance in 2005 demonstrates the feasibility of the 2009 targets presented in the company’s strategic plan for 2005 to 2009.

		—	33% growth in EBITDA and 154% growth in net income
		—	34% (Euro 181 million) of efficiency plan targets fulfilled in 2005

		—	Non-strategic asset disposals in excess of Euro 3 billion in 2005, of which Euro 2.6 billion resulted from the sale of Auna, delivering 75% of the company’s commitment on such disposals through 2009
		—	Dividends of over Euro 2.5 billion already declared and approved by shareholders in respect of 2005, delivering 35% of the company’s commitment on dividends through 2009.
		—	A sound financial position, evidenced by a net debt-to-equity leverage ratio of 1.1 (including minority interests) at December 31, 2005

C.
Most of the consideration (65.54%) offered by Gas Natural consists of its ordinary shares, whose current trading price overvalues the weak prospects of Gas Natural’s business in the medium- and long-term.

•
According to Gas Natural’s own figures, its share of the gas supply market has declined from 80% to 48% in just four years. This decline in market share will continue in view of trends in other liberalized markets.

	•	Gas Natural’s gas distribution business in Spain has generated unsustainable returns as compared with those of its peer companies in other European countries. As a result, Gas Natural’s returns for this business may face significant regulatory risks in the future.

	•	Gas Natural has no gas production of its own, and its joint venture with Repsol has been weakened by Repsol’s recent write-down of reserves.

•
Gas Natural’s earnings growth has historically depended on income consolidation and capital gains from its investment in Enagas, which Gas Natural would be required to reduce as a result of the transaction from 9.9% to one percent. Excluding the impact of Enagas on Gas Natural’s operating income and extraordinary gains, Endesa estimates that Gas Natural’s net income would have totaled approximately Euro 471 million in 2005 compared to Euro 442 million in 2004, demonstrating annual growth of 6.5% compared to Gas Natural’s reported annual growth rate of 16.7% and its average target annual growth rate of 10%.

•
Gas Natural’s shares are substantially less liquid than Endesa’s, with an average daily trading volume of Euro 22 million in 2005 prior to the announcement of the Gas Natural Offer, compared to Euro 193 million for Endesa. As a result of this illiquidity, Gas Natural’s share price may not reflect the market’s views about the company’s performance as accurately as would be the case with a more liquid stock. This concern is highlighted by the fact that, as of the trading day prior to the announcement of the Gas Natural Offer, Gas Natural’s share price was overvalued by more than 10% relative to the average target price for Gas Natural among research analysts.

	•	Gas Natural is proposing to issue up to 602,429,955 new ordinary shares to Endesa’s shareholders, which is 4.8 times Gas Natural’s current free float. As a result of this capital increase, the price of Gas Natural Ordinary Shares could vary substantially, affecting the value of the consideration, as Gas Natural itself has disclosed in the Gas Natural Prospectus.

	•	In the event Repsol sells its 30.8% stake in Gas Natural, Gas Natural’s share price would likely be adversely affected by the large number of shares made available for sale in the market.

D.
The proposed combined group’s performance is likely to reflect substantially lower synergies—and substantially higher negative synergies and integration costs—than are currently estimated by Gas Natural.

•
Gas Natural’s projected pre-tax synergies of Euro 350 million per year by 2008 are overstated. Endesa estimates that, prior to the divestitures that are required by the Spanish Council of Ministers or planned by Gas Natural, the maximum amount of synergies achievable would be in the range of Euro 80 million to Euro 140 million, and that, after such divestitures, any potential synergies would be even lower.

•
Endesa estimates that the proposed combined group’s cost structure will increase by more than Euro 200 million per year as a result of negative integration synergies, including the adoption of a territorial corporate structure that has proved ineffective in the past. This figure does not include additional negative synergies from asset disposals and regulatory risk that have not been quantified. In addition, Endesa estimates that integration costs from the transaction would amount to more than Euro 600 million as compared to Gas Natural’s estimate of Euro 243 million.

•
Endesa’s concerns about the proposed combined group’s profitability are heightened by the absence of any adequately supported financial targets or forecasts for the proposed combined group, as is evident from the Gas Natural Prospectus. As a result, neither Endesa nor its shareholders have the necessary information with which to assess the proposed combined group’s ability to create value for shareholders.

•
Endesa is concerned that Gas Natural’s management does not have the experience needed to integrate or manage a company of Endesa’s scale and complexity. The largest company acquired by Gas Natural in the past five years had an enterprise value of Euro 272 million, which is 207 times smaller than Endesa’s enterprise value of Euro 56,353 million as of March 6, 2006. Endesa believes that the challenges for Gas Natural’s management of running the company and executing the integration and divestitures create very substantial risks of value destruction for shareholders.

E.	The asset divestitures resulting from Gas Natural’s agreement with Iberdrola and the conditions imposed on the transaction by the Spanish Council of Ministers would significantly weaken Endesa’s and Gas Natural’s existing businesses while strengthening the proposed combined group’s main competitor, Iberdrola, and creating substantial regulatory risks.

• The mix of assets in the combined business after required divestitures would be less attractive than Endesa’s and offer fewer opportunities to create sustainable value for shareholders. Among other things:
—
The proposed combined group would be forced to sell more than Euro 10 billion of assets in key markets in Spain, Italy, France and Poland, including the sale of 11,632 MW in operation and 1,200 MW under plan.

—
The proposed combined group’s estimated share of the electricity generation market in Spain would fall to 30% compared to Endesa’s current share of 39%, while Iberdrola’s estimated share of the electricity generation market would rise to 36% from 27%, handing Endesa’s market leadership to the proposed combined group’s main competitor as recognized by Gas Natural. Moreover, the proposed combined group’s production would cover a much smaller portion of the company’s supply business, requiring it to purchase as much as 37% of its supply requirements in the spot market, compared to 9% for Endesa today. This added exposure to price changes in the wholesale market would increase the volatility of the proposed combined group’s results. Meanwhile, Iberdrola’s estimated generation-supply balance would be significantly improved, reducing the percentage of its supply requirements that it must purchase in the spot market from 31% to 12%.

—
The proposed combined group would be required to divest approximately 5,400 MW of generation capacity in Italy, France and Poland, representing 58% of Endesa’s current generation capacity in these countries. These divestitures involve a total loss of Endesa’s business in France and a reduction of nearly half of Endesa’s business in the Italian generation market. Consequently, the transaction would result in a substantial loss to Endesa’s European growth project, which has been an increasingly significant contributor to Endesa’s results in recent years.

		—	Gas Natural’s failure to provide any information regarding its planned divestitures makes it more difficult to assess their impact on the proposed combined group.
		—	The proposed combined group’s geographic profile will be less balanced and exposed to greater risks due to its increased dependence on Latin America
—
As a result of these divestitures, the proposed combined group would be only 10% larger in terms of enterprise value and 2% in terms of EBITDA than Endesa is today, with a smaller electricity business than Endesa’s, a smaller presence in Europe, reduced geographic diversification in its business and less balance between generation and sales.

• Endesa believes that the proposed combined group would aggravate the structural problems currently faced by the electricity sector.
		—	The transaction would reduce the transparency and credibility of the wholesale market for electricity.
		—	The transaction would impede progress toward an additive tariff that reflects the real costs of the sector—an issue on which Gas Natural has taken contradictory positions.
		—	The transaction would create substantial overlap in gas and electricity distribution networks in many areas of Spain.

As a result of the foregoing, the proposed combined group would face a high level of regulatory risk.

F.	Gas Natural’s agreement with Iberdrola does not maximize the value of the assets being sold because it precludes a competitive auction process.

•
The proposed combined group is unlikely to receive the full value of the assets it would be required to sell due to the terms of Gas Natural’s agreement with Iberdrola and the forced nature of the sale. Recent transactions in Spain indicate that competitive auction processes generate proceeds of as much as 40% above the market consensus on ‘‘fair value’’. However, the price mechanism established in Gas Natural’s agreement with Iberdrola would not generate prices at levels similar to a competitive auction process.

G.	The control exercised over Gas Natural by its principal shareholders creates a risk of conduct that may be detrimental to Endesa’s shareholders.

	•	As stated in the Gas Natural Prospectus, the interests of Gas Natural’s principal shareholders may differ from those of Gas Natural and its other shareholders, which could create conflicts of interest affecting the conduct of Gas Natural’s business or potential change-of-control scenarios.

H.	The Offer Price is substantially lower than a competing all-cash offer announced by E.ON.

•
On February 21, 2006, E.ON, a private European energy company, announced that it intended to make an offer for all Endesa Ordinary Shares and Endesa ADSs outstanding at a price of Euro 27.50 per share in cash. E.ON’s offer is 28% greater than the Offer Price.

	•	E.ON’s offer is all in cash, which makes it easier for Endesa’s shareholders to make a decision with respect to the offer.

The Board of Directors has made a preliminary assessment of E.ON’s offer and will make a formal recommendation when such offer is approved by the CNMV.

3. EXISTENCE OF AGREEMENTS BETWEEN THE COMPANY AND THE OFFEROR
No agreement exists between the Company and the Offeror with regard to the Offer.

4. EXISTENCE OF AGREEMENTS BETWEEN THE OFFEROR AND THE MEMBERS OF THE BOARD OF DIRECTORS
No agreement exists with regard to the Offer between the Offeror and the members of the Board of Directors of Endesa.

5. INDIVIDUAL OPINION OF THE MEMBERS OF THE BOARD OF DIRECTORS OF ENDESA

None of the members of the Board of Directors of Endesa, present or represented, at the meeting held on March 7, 2006, expressed an individual opinion with regard to the Offer different with the one taken collectively and which has been described under items 1 and 2 of this document.

Mr. Quintás did not attend this Board Meeting due to a potential conflict of interest because he is the Chairman of the Spanish Confederation of Saving Banks and, therefore, has not stated his position with regard to the Gas Natural Offer.

6. INTEND TO TENDER OF THE MEMBERS OF THE BOARD OF DIRECTORS OF ENDESA
None of the members of the Board of Directors of Endesa, present or represented, at the meeting held on March 7, 2006, currently intend to tender any Endesa Ordinary Shares over which they have sole dispositive power.

Mr. Quintás Seoane, due to the reason explained in item 5, did not attend this Board Meeting and has not informed Endesa as to whether he intends to tender his 1,525 shares of Endesa pursuant to the Gas Natural Offer.

Caja Madrid has informed Endesa through its chairman, Mr. Blesa, that it does not intend to tender any of its Endesa Ordinary Shares pursuant to the Gas Natural Offer.
The following table specifies the number of Endesa shares held, directly or indirectly, by the members of the Board of Directors of Endesa as well as the equivalent percentage of the company’s capital held, directly or indirectly:

Members of the Board of Directors	Total Number of Ordinary Shares Held	Percentage Held Directly or Indirectly
Manuel Pizarro Moreno	100,004	0.00944
Rafael Miranda Robredo	7,585	0.00071
Alberto Alonso Ureba	—	—
Miguel Blesa de la Parra	600	0.00005
José María Fernández Cuevas	—	—
José Manuel Fernández -Norniella	—	—
Rafael González-Gallarza Morales	3,300	0.00031
Juan Ramón Quintás Seoane	1,525	0.00014
Francisco Javier Ramos Gascón	9,771	0.00092
Alberto Recarte García-Andrade	21,350	0.00201
Manuel Ríos Navarro	12,472	0.00117
Juan Rosell Lastortras	10,005	0.00094
José Serna Masía	17,496	0.00165
TOTAL	184,108	0.01734

Madrid, March 7th, 2006
Salvador Montejo Velilla
General Secretary and Secretary to the Board

For additional information please contact
Álvaro Pérez de Lema, North America Investor Relations Office,
telephone # 212 750 7200
http://www.endesa.es

* This document may contain certain forward-looking statements regarding anticipated financial and operating results and statistics that are subject to risks and uncertainties as well as to material risks, changes and other factors which may be difficult to predict, including, without limitation, those factors described in the Documento de Registro de Acciones of ENDESA filed within the Comisión Nacional del Mercado de Valores and in the Form 20-F of Endesa filed within the Securities and Exchange Commission, both for the fiscal year ended December 31, 2004. For all of these forward-looking statements, we claim the protection of the safe harbour for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENDESA, S.A.

Date: March 13th , 2006	By:	/s/ Álvaro Pérez de Lema
Álvaro Pérez de Lema
Title: Manager of North America Investor Relations